THE CHARLES SCHWAB CORPORATION

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

(Unaudited)

	Three Months Ended March 31,
	2007	2006
Earnings from continuing operations before taxes on earnings	$391	$353
Fixed charges
Interest expense:
Brokerage client cash balances	96	109
Deposits from banking clients	59	30
Long-term debt	7	7
Other	5	5

Total	167	151
Interest portion of rental expense	15	13

Total fixed charges (A)	182	164

Earnings from continuing operations before taxes on earnings and fixed charges (B)	$573	$517

Ratio of earnings to fixed charges (B) ÷ (A) (1)	3.1	3.2

Ratio of earnings to fixed charges excluding brokerage and banking client interest expense (2)	15.5	15.1

(1)

The ratio of earnings to fixed charges is calculated in accordance with SEC requirements. For such purposes, “earnings” consist of earnings from continuing operations before taxes on earnings and fixed charges. “Fixed charges” consist of interest expense as listed above, including one-third of rental expense, which is estimated to be representative of the interest factor.

(2)

Because interest expense incurred in connection with both payables to brokerage clients and deposits from banking clients is completely offset by interest revenue on related investments and loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges excluding brokerage and banking client interest expense reflects the elimination of such interest expense as a fixed charge.